

03051099

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 09 2003
WASH D.C.
188
SECTION

OMB APPROVAL
OMB #: 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-47857

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACN Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 Park Avenue, Suite 1600
(No. and Street)

PROCESSED
JUN 20 2003
THOMSON FINANCIAL

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon Taylor (212) 327-2640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Graf Repetti & Co., LLP

1114 Avenue of the Americas	New York	NY	10036
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF NEW YORK
COUNTY OF NEW YORK

OATH OR AFFIRMATION

I, Simon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACN Securities Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Simon T[signature]
Signature

President
Title

Sworn to before me this 29th day of May, 2003

[signature]
Notary Public

MARK BORTEN
Notary Public, State Of New York
No. 304646865
Qualified In Nassau County
Commission Expires August 31, 20 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACN SECURITIES INC.
90 Park Avenue
Suite 1600
New York, New York 10016

May 30, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 188 SECTION

Mr. Scott Schnatter
NASD Regulation, Inc.
District 10 Office
One Liberty Plaza
New York, New York 10006

Dear Scott:

In response to your May 16, 2003 letter to our firm ACN Securities Inc. (CRD No. 37645) regarding three omissions from our annual audited report for the year ended December 31, 2002, I enclose the following to correct such matters:

(1) a new Facing Page with my signature notarized, rather than just affirmed;

(2) a statement in the annual report that no material differences exist in regard to computations of net capital; and

(3) a signature in the part of the accountant's report stating that our practices and procedures are adequate.

A copy of your May 16, 2003 letter to us is enclosed for convenience in reference.

Please feel free to call me at (212) 327-2640 with any further questions regarding this matter.

Very truly yours,

ACN SECURITIES INC.

By 
Simon Taylor

cc: NASD - Systems Support (with enclosures)
9509 Key West Avenue - 3rd Floor
Rockville, Maryland 20850
Attention: Ms. Sherry Lawrence

cc: Securities and Exchange Commission (with enclosures)


SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2003
WASH. D.C.
SECTION

ACN SECURITIES INC.

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
PURSUANT TO RULE 17A-5(D)

DECEMBER 31, 2002 AND 2001

ACN SECURITIES INC.

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
ACN Securities Inc.

We have audited the accompanying statements of financial condition of ACN Securities Inc. as of December 31, 2002 and 2001, and the related statements of operations and deficit, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACN Securities Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information on page 7 is presented for the purpose of supplementary analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co. LLP

February 24, 2003

ACN SECURITIES INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 12,418	$ 8,746
Restricted securities - Note 4	3,300	3,300
Total Assets	$ 15,718	$ 12,046
LIABILITIES AND STOCKHOLDER'S EQUITY		
Stockholder's equity	$ 15,718	$ 12,046
Total Liabilities and Stockholder's Equity	$ 15,718	$ 12,046

ACN SECURITIES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Fees	$ 100,350	$ 26,188
Less: Commission expense	10,923	-
Gross Profit	89,427	26,188
EXPENSES		
General and administrative	94,779	40,923
Net Loss	(5,352)	(14,735)
Retained Earnings (Deficit) - Beginning of Year	(13,103)	1,632
Deficit - End of Year	$ (18,455)	$ (13,103)

ACN SECURITIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Year Ended December 31, 2001

Stockholder's Equity - Beginning of Year	$	11,281
Paid in capital during the year		15,500
Net Loss For the Year		(14,735)
Stockholder's Equity - End of Year	$	12,046

Year Ended December 31, 2002

Stockholder's Equity - Beginning of Year	$	12,046
Paid in capital during the year.		9,024
Net Loss for the year		(5,352)
Stockholder's Equity - End of Year	$	15,718

ACN SECURITIES INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (5,352)	$ (14,735)
Total Cash Flows from Operating Activities	(5,352)	(14,735)
FINANCING ACTIVITIES		
Capital contributions	9,024	15,500
Total Cash Flows Provided by Financing Activities	9,024	15,500
Net Increase in Cash	3,672	765
Cash - Beginning of Year	8,746	7,981
Cash - End of Year	$ 12,418	$ 8,746

ACN SECURITIES INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

ACN Securities Inc. is a wholly owned subsidiary of Angel Capital Network Inc., a California corporation ("ACN Inc."). In 2000, ACN Inc. acquired the 99.9% Partnership interest in Crimson Capital Securities, a "General Partnership" and the holder of a broker dealer license. A newly formed subsidiary, "ACN Securities Inc." acquired all the outstanding shares of Carlyle USA Inc., which held a 0.1% partnership interest as "The General Partner of Crimson Capital". A plan of merger was then executed whereby ACN Securities Inc. was merged into Carlyle USA Inc. ACN Inc. then transferred its Partnership interest in Crimson Capital Securities to Carlyle USA Inc. Immediately after the merger, Carlyle USA Inc. changed its name to ACN Securities Inc., Crimson Capital Securities was dissolved, and all of its assets were distributed to its sole partner, ACN Securities Inc., including its broker dealer license.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2002 and 2001, the Company's net capital computed in accordance with this rule was $12,418 and $8,746 compared to a minimum requirement of $5,000.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

4. RESTRICTED SECURITIES

The Company's restricted securities represent securities which if ever sold the proceeds resulting would be distributed to a former partner.

ACN SECURITIES INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CREDITS		
Capital	$ 15,718	$ 12,046
Less: Non-allowable assets	3,300	3,300
Net Capital	12,418	8,746
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	$ 7,418	$ 3,746

ACN SECURITIES INC.

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2002 AND 2001

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by ACN Securities Inc. in Part IIA of Form X-17A-5 for the quarter ended December 31, 2002 and 2001.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder of
ACN Securities Inc.

We have audited the financial statements of ACN Securities Inc. for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 24, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by ACN Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of ACN Securities Inc.. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Grant Repetti & Co. LLP

February 24, 2003
New York, New York